October 2, 2018
Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission
Office of Global Security Risk
100 F Street, N.E.
Washington, D.C. 20549
Attn: Cecilia Blye, Chief

Re:	Cornerstone OnDemand, Inc.
10-K for Fiscal Year Ended December 31, 2017
Filed February 27, 2018
File No. 001-35098
Dear Ms. Blye:
On behalf of Cornerstone OnDemand, Inc. (“Cornerstone” or the “Company”), we are responding to a comment letter, dated September 18, 2018, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 filed with the Commission on February 27, 2018 (the “2017 10-K”) and certain statements contained in a 2018 press release on the Company’s website and a 2016 analyst day transcript. We are also sending a copy of this comment letter to the Staff.
For the Staff’s convenience, we have incorporated your comment into this response letter in italics.
General

1.
In a 2016 conference call transcript, your chief technology officer described looking at a map of “the Cornerstone world” and finding 200 users in North Korea. A 2018 press release on your website indicates that through your nonprofit organization you provided services to support humanitarian efforts in Syria. You refer on page 8 of the 10-K to your operations in Africa and the Middle East, regions that include Sudan and Syria.

North Korea, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current and anticipated contacts with North Korea, Sudan and Syria, including contacts with their governments, whether through subsidiaries, distributors, partners, resellers, customers, joint ventures or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

Organizations deploy Cornerstone software to recruit, train, and manage their people. In response to the Staff’s comment, the Company respectfully advises the Staff that Cornerstone’s policy is to comply with its legal obligations, including the U.S. economic embargoes and trade sanctions administered by the Office of Foreign Assets Control of the U.S Department of the Treasury (“OFAC”).

With respect to the 2016 conference call transcript referenced in the Staff’s comment letter, we have confirmed with Mr. Goldin, the Company’s Chief Technology Officer, that he did not intend to suggest Cornerstone actually has end users in North Korea. To the contrary, Mr. Goldin was expressing skepticism about a user report showing approximately 0.0006% of Cornerstone clients’ end users self-reported a location in North Korea. In fact, Cornerstone has not sold and does not sell products or services to sanctioned countries. Cornerstone’s customer and reseller contracts prohibit customers and resellers from making Cornerstone offerings available in violation of U.S. export and sanctions laws. Cornerstone restricts access to its software from sanctioned countries, including North Korea, Sudan and Syria, by blocking IP addresses from those locations. Cornerstone did not and does not believe its clients actually have users in North Korea.

The Company’s operations in the Middle East and Africa do not involve Sudan or Syria, or any direct or indirect contacts with their governments, except as it relates to the humanitarian efforts described below.

In 2010, Cornerstone launched the Cornerstone OnDemand Foundation (the “Foundation”), a nonprofit organization focused on transforming the way people help people. A signature program of the Foundation is Disasterready.org, which enables aid workers to save lives, rebuild communities, and restore hope by providing high-quality, accessible disaster response training to these workers at no cost. The 2018 press release referenced in the Staff’s comment letter describes Disasterready.org’s support of Investing in Syrian Humanitarian Action, an Office of U.S. Foreign Disaster Assistance-funded program, which has provided online learning to more than 13,000 aid workers, allowing them to more effectively respond to humanitarian needs across Syria. The Foundation’s participation in this U.S.-backed, humanitarian project is authorized by 31 CFR 542.516 of the Syrian Sanctions Regulations.

Given that Cornerstone has not done and does not do business in or with North Korea or Sudan, and its activities in Syria (as conducted by the Foundation in support of aid workers there) are limited to authorized humanitarian relief efforts, the Company does not believe a reasonable investor would determine that these activities have any negative impact. Accordingly, the Company does not anticipate negative impact from investor sentiment with respect to these matters.

The Company remains committed to maintaining compliance with U.S. economic sanctions, export control and other laws and regulations, and will continue to review and monitor its activities globally to ensure compliance with U.S. law.

* * *

Please contact me at (310) 752-0113 or Rachel Proffitt of Cooley LLP at (415) 693-2031 with any questions or further comments regarding our responses to the Staff’s comment.

Sincerely,
/s/ Adam Weiss
Adam Weiss
Chief Administrative Officer and General Counsel
Cornerstone OnDemand, Inc.

cc:	Barbara Jacobs, Assistant Director, Commission’s Division of Corporation Finance
Brian Swartz, Cornerstone OnDemand, Inc.

Rachel Proffitt, Cooley LLP
Bradley M. Libuit, Cooley LLP
Kevin King, Cooley LLP
Shannon MacMichael, Cooley LLP